September 6, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549
Attn:           H. Roger Schwall, Assistant Director
    Donald F. Delaney, Staff Attorney

Re:	Newfield Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No.: 001-12534

Ladies and Gentlemen:

We are writing to confirm our telephone conversation of September 1, 2011 with Donald Delaney of the Staff of the Securities and Exchange Commission.  On behalf of Newfield Exploration Company (the “Company”), the Company has received the letter dated August 31, 2011 from the Staff and intends to submit its responses to that letter by September 30, 2011.

Very truly yours,

/s/ Brian Rickmers

Brian Rickmers, Corporate Controller